NO ACT

PE
12-28-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC



10010680

March 2, 2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-02-2010

Re: Bank of America Corporation
Incoming letter dated December 28, 2009

Dear Mr. Gerber:

This is in response to your letters dated December 28, 2009 and March 2, 2010 concerning the shareholder proposal submitted to Bank of America by the Laborers National Pension Fund. We also have received a letter from the proponent dated January 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Lu Beth Greene
Fund Administrator
Laborers National Pension Fund
P.O. Box 803415
Dallas, TX 75380-3415

March 2, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 28, 2009

The proposal requests that the board of directors initiate the appropriate process to amend Bank of America's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

March 2, 2010

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of the Connecticut Retirement Plans & Trust Funds ("CRPTF"); Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated December 28, 2009, we requested that the staff of the Division of Corporation Finance (the "Division") concur that our client, Bank of America Corporation (the "Corporation"), could properly exclude from its proxy materials for its 2010 Annual Meeting of Stockholders a proposal (the "Proposal") submitted by the CRPTF. Enclosed is a letter from the CRPTF to the Corporation dated March 2, 2010 stating that the CRPTF has voluntarily withdrawn its Proposal. In reliance on this letter, we hereby withdraw the December 28, 2010 no-action request as it relates to the Corporation's ability to exclude the CRPTF Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

We note that the December 28, 2010 no-action request was a joint letter that pertained to two stockholder proponents with related proposals - the CRPTF and the Laborers National Pension Fund (the "Laborers"). We do not withdraw the December 28, 2010 no-action request as it relates to the proposal submitted by the Laborers, and we continue to seek the Division's concurrence that the proposal submitted by the Laborers may be excluded under Rule 14a-8 as set forth in our earlier request.

Please do not hesitate to call me at (704) 378-4718 with any questions in this regard.

Sincerely,

Andrew A. Gerber

cc: Teresa M. Brenner
Howard G. Rifkin (CRPTF)



DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

March 2, 2010

Bank of America Corporation
Attn: Corporate Secretary
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

To Whom It May Concern:

The purpose of this letter is to withdraw the shareholder resolution filed by the Connecticut Retirement Plans & Trust Funds ("CRPTF") and submitted to Bank of America Corporation on November 16, 2009. We are withdrawing the resolution based on a February 25, 2010, telephonic meeting between the company and staff from the Office of the Connecticut State Treasurer which addressed several of the concerns raised by the CRPTF in the resolution requesting a policy linking the Chief Executive Officer's variable compensation to "the achievement of goals related to succession planning."

Under the agreement struck in the meeting, the company will include the following language in its 2010 proxy statement:

> "For the Chief Executive Officer, the Committee also considers the Chief Executive Officer's contributions toward successful implementation of our management succession plan as a factor in determining the Chief Executive Officer's compensation."

We believe the language adequately addresses our concerns by disclosing to shareholders that the company considers succession planning a performance measure by which to evaluate the Chief Executive Officer's pay. We strongly encourage the company to include similar language in future proxy statements.

Our office would like to thank Gregory A. Baer, Allison C. Rosenstock and Kristin M. Oberheu for their willingness to discuss the issues raised in our shareholder proposal, and we look forward to a continued dialogue with the company on corporate governance matters.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

CC: Gregory A. Baer
Allison C. Rosenstock
Kristin M. Oberheu

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

January 20, 2010

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Bank of America Corporation's Request for No-Action Advice Concerning the Laborers National Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Laborers National Pension Fund ("Fund") hereby submits this letter in reply to Bank of America Corporation's ("BoA" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2010 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

Introduction

The Proposal requests that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines to adopt and disclose a written and detailed succession planning policy. The Company has not adopted any succession planning policy in its Guidelines. In its request for no-action relief, the Company does not address this failure to implement the Proposal. Instead, it merely lists certain actions it has taken or indicates it will take in the future. This does not satisfy the Company's burden of demonstrating that it has substantially implemented the Proposal and therefore the Company should not be granted leave to omit it.

Bank of America Has Not Substantially Implemented the Proposal

As the Company notes, in order to satisfy its burden of persuasion under Rule 14a-8(i)(10), it must demonstrate that its "particular policies, practices and procedures compare favorably with the guidelines of the proposal." The purpose of the substantial implementation exemption is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management."

The Company incorrectly asserts that "it has not only substantially implemented the Laborers Proposal but that the Laborers Proposal has been fully effected in all respects." In fact, the Company has neither "fully effected" the Proposal nor even come close to implementing any material aspect of it.

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672

MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415

TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG

FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

The Proposal provides in its entirety:

> Resolved: That the shareholders of Bank of America Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:
>
> - The Board of Directors will review the plan annually;
> - The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
> - The Board will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan to shareholders.

The sum total of BoA's Guidelines addressing succession planning provides as follows:

> ***Management Succession Planning.*** The Board, in coordination with the Corporate Governance Committee, shall annually review the succession plan for the positions of the Chief Executive Officer and other key executives to ensure continuity in senior management.

A consideration of the action taken by BoA with the guidelines of the proposal clearly demonstrates that it has no reasonable basis for asserting that the Proposal has been substantially implemented. BoA's total action towards implementing the proposal is the adoption of a single sentence providing that the Board "shall annually review the succession plan."

The Company has failed to adopt any detailed succession planning corporate governance guideline. The difference between taking certain actions (or promising to take other actions in the future) and adopting an actual succession planning policy is not a matter of semantics. The Fund has submitted a proposal requesting that the company take formal action over a matter of extreme importance. BoA's Corporate Governance Guidelines provide:

> The Board of Directors (the "Board") of Bank of America Corporation (the "Company"), acting on the recommendation of its Corporate Governance Committee, has formally adopted these guidelines to promote a high level of performance from the Board and management, to promote the interests of stockholders and to further the Company's commitment to best practices in corporate governance.

Thus, the Guidelines are a document formally adopted by the Board of BoA. The Proposal seeks formal action by the Board, specifically adopting and disclosing a written and detailed succession planning policy. Such a policy would presumably represent the culmination of a comprehensive, thoughtful and formal process for addressing this important topic. (There is no need to emphasize the importance of succession planning at Bank of America for the

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

company's recent experience is well-known by all.) The Proposal seeks a detailed and comprehensive formal policy on succession planning, which could only be modified in the future by Board action. The Company has not done this, nor does it even argue it has. Instead, it cites a number of practices it is engaged in – or that it may in the future, but this does not represent implementation of the Proposal.

The Company recites a litany of practices and policies that it claims to follow – or some that it says it will implement in the future – without acknowledging that this in no way implements the Proposal's request for a detailed succession planning policy to be formally adopted in its Guidelines.

The Company asserts that it has "a written and detailed succession plan and will provide disclosure about the plan . . . beginning with the 2010 Annual Meeting." It is curious that the Company does not provide any evidence of this succession plan in its request for no-action relief, but instead states that it will be provided later.

Further, the Company cites no precedent for its argument that it should be held to have substantially implemented the Proposal by asserting that it will take certain actions at a date in the future. By its very language, to prove substantial implementation a company must demonstrate that its current policies, practices and procedures compare favorably with those requested by a proposal. BoA has failed to do this.

Conclusion

The Proposal requests that the Board of the Company initiate the appropriate process to adopt and disclose a written and detailed succession planning policy. The Company's corporate governance guidelines contain only a single reference to succession planning and it does no more than say the Board shall review succession planning. The Company has not substantially implemented this request nor does it even argue that it has any intention to adopt such a guideline. Rather than meet its burden, the Company seeks credit for taking certain actions and promising to take others in the future without addressing the essential objective of the Proposal. For the foregoing reasons, the Proponent respectfully submits that the Company has failed to satisfy its burden of persuasion and should be denied its request to be allowed to exclude the Proposal.

Should the Commission have any questions, please contact Ms. Jennifer O'Dell, Assistant Director of Corporate Affairs, at (202) 942-2359.

Sincerely yours,



Lu Beth Greene
Fund Administrator

AB:lbg



DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

January 19, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Request by Bank of America Corporation to omit stockholder proposal submitted by Connecticut Retirement Plans and Trust Funds

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Connecticut Retirement Plans and Trust Funds ("CRPTF") submitted a stockholder proposal (the "Proposal") to Bank of America Corporation ("Bank of America" or the "Company"). The Proposal asks the Compensation & Benefits Committee of Bank of America's Board of Directors (the "Committee") to adopt a policy that the achievement of goals related to succession planning will be incorporated into the formula for determining one or more elements of the chief executive officer's variable compensation.

By letter dated December 21, 2009, Bank of America stated that it intends to omit the Proposal from the proxy materials to be sent to stockholders in connection with the 2010 annual meeting of stockholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Bank of America argues that it is entitled to exclude the Proposal in reliance on (a) Rule 14a-8(i)(10), as substantially implemented; (b) Rule 14a-8(i)(11), as substantially duplicative of an earlier-received proposal; and (c) Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading. Because Bank of America has not satisfied its burden of showing that it is entitled to rely on any of the three exclusions, we respectfully request that its request for relief be denied.

55 Elm Street Hartford, Connecticut 06106-1773
An Equal Opportunity Employer

Bank of America Has Not Substantially Implemented the Proposal Because it Has Not Adopted a Policy Requiring the Incorporation of Specific Goals Related to Succession Planning Into Variable Compensation Formulas

Bank of America argues that the Proposal has been substantially implemented and may be excluded in reliance on Rule 14a-8(i)(10) because participation in the succession planning process is already part of the CEO's job responsibilities, and thus is taken into account in compensation decisions as part of the larger assessment of his performance by the Committee. But this assertion by Bank of America, which finds no support in the CD&A section of the proxy statement or the compensation committee charter, falls far short of what is requested in the Proposal.

First, the Proposal asks the Committee to adopt a *policy* that the achievement of goals related to succession planning will be specifically incorporated into the formula for determining one or more forms of the CEO's variable compensation. Bank of America has not described a policy or anything of comparable formality; instead, it simply asserts that its current practice takes into account the CEO's "participation" in succession planning as part of his overall performance evaluation. The Proposal requests that a policy be adopted because CRPTF believes that articulating a policy, even one that can be unilaterally changed by the board, constitutes a more meaningful commitment than simply saying that something is one's current practice.

Further, the Proposal urges that specific goals related to succession planning be used, while Bank of America's stated current practice is to consider this factor as part of the overall mix. It is easy to imagine a situation in which a CEO's achievement of succession planning objectives fell well short, but his performance was deemed to be so good in other respects that his overall performance evaluation was very favorable. Under the Proposal, succession planning would not "come out in the wash" in this way because those objectives would be used in determining compensation separate and apart from other performance measurements.

In sum, Bank of America's current informal practice of considering the CEO's participation in succession planning as part of his overall performance evaluation, and then of using that evaluation in some way to set variable compensation, does not constitute substantial implementation of the Proposal. We therefore respectfully request that Bank of America's request for relief on this ground be denied.

The Proposal Does Not Substantially Duplicate the Earlier-Received Proposal Submitted by the Laborers Because the Two Proposals Make Completely Different Requests

Bank of America contends that the Proposal substantially duplicates an earlier-received proposal submitted by the Laborers National Pension Fund (the "Laborers"; the proposal is referred to as the "Laborers Proposal"). The Laborers Proposal asks Bank of America's board to amend the Company's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually; and
- The Board will annually produce a report on its succession plan to shareholders.

Bank of America claims that the "principal thrust of the Laborers Proposal is identical to the Connecticut Proposal—the adoption of an ongoing succession policy with respect to the Chief Executive Officer." It is beyond dispute that both the Proposal and the Laborers Proposal involve or relate to CEO succession planning, but that is as far as the similarity goes. Bank of America's argument glosses over the many important differences between the two proposals:

- The Laborers Proposal asks Bank of America to develop and implement a succession plan meeting several specific criteria, to review it annually and report on it to stockholders; the Proposal, by asking that specific objectives related to succession planning be incorporated into decisions about variable pay, presupposes the existence of a succession plan from which objectives can be derived and does not ask Bank of America's board to do anything with regard to succession planning itself.
- The Proposal requests only that performance objectives related to succession planning be used in determining incentive compensation; the Laborers Proposal makes no mention of compensation at all.
- The Laborers Proposal focuses exclusively on actions to be taken by Bank of America's board of directors; the Proposal, while requesting action of the Committee, seeks to change compensation policy as applied to the CEO.
- The Laborers Proposal asks for amendments to the corporate governance guidelines; the Proposal, by contrast, requests that the Committee adopt a compensation policy.

The determinations relied upon by Bank of America are inapposite because they involved situations where an earlier-received proposal contained as an element a request made in a later-received narrower proposal. In other words, the subject of the second proposal was subsumed within and covered by the first proposal.

In Bank of America Corporation (Feb. 24, 2009), the earlier-received proposal contained several elements related to executive compensation, including the adoption of a 75% equity holding requirement. The second proposal just asked the board to adopt an equity holding requirement for senior executives, and suggested the 75% figure. Similarly, in Honeywell International (Feb. 15, 2008), the first proposal set forth a number of compensation reforms, including that "a majority of target long-term

compensation being made through performance vested, not simply time vested, equity awards." The second proposal urged that 75% of future equity compensation awarded to senior executives be performance-based. In both cases, then, the second proposal was nearly identical to an element of the first proposal, making exclusion appropriate.

Here, by contrast, there is no duplication or overlap between the Proposal and the Laborers Proposal other than the very broad subject of succession planning. The proposals ask Bank of America to take totally different actions, and the Proposal's request is not subsumed in any way by the Laborers Proposal.

Finally, Bank of America makes much of the notion that the Proposal intends to use compensation as leverage to achieve adoption of a CEO succession plan, which is also the goal of the Laborers Proposal. As an initial matter, the CRPTF knows of no instance in which the Staff has disregarded the fact that two proposals request completely different actions and based a finding of substantial duplication on inferences regarding a proponent's subjective intention.

Even if such an inquiry were appropriate, the idea that the Proposal is intended to coerce the development of a succession plan defies logic. CEO succession planning requires substantial ongoing input from and participation by the board; this is confirmed by the list of succession planning tasks Bank of America describes its board undertaking on page 4 of its no-action request and the more general description on page 3 of that request. The board's behavior, however, is unlikely to be shaped by incentives provided to the CEO, as requested in the Proposal. Bank of America has offered no explanation for how compensation policy aimed at the CEO would shape directors' behavior.

The only similarity between the Proposal and the Laborers Proposal is that they both relate to the broad topic of succession planning. They ask the board to take different actions and do not overlap at all in their requests. Indeed, by asking the Committee to incorporate specific objectives related to succession planning into the process for determining the CEO's incentive pay, the Proposal assumes that Bank of America has already developed a succession plan. Accordingly, the Proposal does not substantially duplicate the Laborers Proposal, making exclusion in reliance on Rule 14a-8(i)(11) inappropriate.

The Proposal is not Materially False or Misleading

Bank of America complains that the Proposal is excessively vague and thus excludable because it does not specify what kind of "goals related to succession planning" should be used in determining compensation or what types of "variable compensation" should be targeted.

The CRPTF intentionally did not try to identify the goals Bank of America should use because no single goal or even set of goals is appropriate under all circumstances. For example, goals that are suitable for a new CEO for whom retirement is not on the horizon would likely be unsuitable for a CEO a year from retirement. Likewise, a CEO

whose top internal candidates have recently left the company might be expected to focus his attention on rebuilding his team, while a CEO with a stable team might be expected to spend more time narrowing the internal choices for succession.

For that reason, the CRPTF did not specify one type of variable compensation to be affected by the policy sought in the Proposal. As with performance objectives, it is possible that over a CEO's tenure, the Committee would decide to use different types of variable pay. For instance, in the early years of a CEO's tenure, the Committee might seek to incorporate measures of talent development into the formula used for a short-term bonus. Later on, as the CEO neared retirement, the Committee might provide that a restricted stock grant would vest earlier than otherwise provided if the CEO succession process went smoothly.

The Proposal is not so vague in either of these respects that stockholders would have no idea what it asks the Committee to do. Both performance goals and variable compensation are well-understood concepts for stockholders. If a stockholder thought the Proposal gave the Committee too much discretion to set the objectives or decide the form of variable pay to which the policy should be applied, he could register that dissatisfaction by voting against the Proposal.

* * *

If you have any questions or need anything further, please do not hesitate to call me at (860) 702-3294. The CRPTF appreciates the opportunity to be of assistance in this matter.

Very truly yours,



Meredith Miller
Assistant Treasurer for Policy

cc: Andrew A. Gerber
Hunton & Williams
Fax # 704-378-4890



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 28, 2009 Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the Laborers National Pension Fund
Stockholder Proposal Submitted by the Connecticut Retirement Plans & Trust Funds

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposals described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received: (i) a proposal and a supporting statement dated November 2, 2009 (the "Laborers Proposal") from the Laborers National Pension Fund (the "Laborers") and (ii) a proposal and supporting statement dated November 16, 2009 (the "Connecticut Proposal") from the Connecticut Retirement Plans & Trust Funds ("Connecticut" and the Laborers each a "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Laborers Proposal and the Connecticut Proposal (collectively, the "Proposals") are attached hereto as **<u>Exhibit A</u>** and **<u>Exhibit B</u>**, respectively. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.



Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals; and
2. Six copies of the Proposals.

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposals from the Corporation's proxy materials for the 2010 Annual Meeting.

SUMMARY OF THE PROPOSALS

The Laborers Proposal

The Laborers Proposal requests "that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession planning to shareholders."

The Laborers Proposal was received by the Corporation on November 4, 2009.

The Connecticut Proposal

The Connecticut Proposal urges the Compensation and Benefits Committee of the Board of Directors "to adopt a policy that the achievement of goals related to succession planning will



be incorporated into the formula for determining one or more elements of the chief executive officer's variable compensation."

The Connecticut Proposal was received by the Corporation on November 17, 2009.

BACKGROUND ON THE CORPORATION'S SUCCESSION PLAN

General. The Corporation has historically had and continues to have a management succession plan in place that includes both long-term and emergency succession planning for the Chief Executive Officer and other members of senior management. In fact, Rule 303A.09 ("Rule 303A.09") of the New York Stock Exchange Listed Companies Manual (the "NYSE Manual") has for several years required listed companies, including the Corporation, to engage in management succession planning. Under Rule 303A.09, "[s]uccession planning should include policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the CEO." The Corporation has been and continues to be in compliance with Rule 303A.09.

The Board of Directors is charged with overseeing the Corporation's process for executive talent development and succession planning. Pursuant to the Corporation's Corporate Governance Committee Charter, dated as of October 27, 2009, it is the responsibility of the Corporate Governance Committee to "ensure that a proper succession planning process is in place to select a CEO...and to ensure that such process is effectively administered." Also, pursuant to the Corporation's Corporate Governance Guidelines, dated as of December 8, 2009, it is the responsibility of the Board of Directors, and the Corporate Governance Committee, to "annually review the succession plan for the positions of the Chief Executive Officer and other key executives to ensure continuity in senior management."

The Board of Director's role in succession planning is also described in the Corporation's proxy materials for the 2009 Annual Meeting of Stockholders (the "2009 Proxy Materials"). The 2009 Proxy Materials state that the basic responsibility of the Board of Directors is to oversee the businesses and affairs of the Corporation. Historically, the key responsibilities of the Board of Directors and its committees include, among other things, "creating a succession plan for the position of Chief Executive Officer and reviewing succession plans for other executive officers and senior management." *See the Corporation's 2009 Proxy Statement dated March 18, 2009, page 4.* The Corporation's proxy materials for each of its 2008, 2007 and 2006 Annual Meeting of Stockholders included similar disclosure regarding the Board of Director's responsibility for succession planning.

Furthermore, the 2009 Proxy Materials state that the independent lead director regularly communicates with the Corporation's Chief Executive Officer on a variety of issues including succession planning. *See the Corporation's 2009 Proxy Statement dated March 18, 2009,*

page 6. After the 2009 Annual Meeting, the Chairman of the Board and Chief Executive Officer positions were separated and an independent lead director was no longer necessary. Accordingly, after the 2009 Annual Meeting, the Chief Executive Officer discussed the succession plan and planning process with the independent Chairman of the Board, the chair of the Corporate Governance Committee and other members of the Board of Directors, rather than the independent lead director as had been the case in past years.

The Succession Plan and Planning Process. Under the Corporation's succession plan and planning process, the Board of Directors:

- reviews the plan at least annually;
- reviews the criteria developed for the Chief Executive Officer position which reflects, among other things, the Corporation's business strategy and which uses a formal assessment process to evaluate potential internal and external candidates;
- reviews internal candidates identified and developed in partnership with the Chief Executive Officer and executive management and considers potential external candidates; and
- reviews a non-emergency Chief Executive Officer succession plan which will be developed as reasonably as practicable in advance of an expected transition and an emergency plan that addresses succession in the event of extraordinary circumstances.

In addition, a discussion of the succession plan and planning process will be reported annually to stockholders in the Corporation's proxy materials for its annual meeting of stockholders, beginning with the 2010 Annual Meeting.

Succession Planning and Chief Executive Officer Compensation. One of the many important job responsibilities that the Chief Executive Officer is expected to perform is working with the Board of Directors, its committees and the independent Chairman of the Board to assist with the succession planning process. Pursuant to the Compensation and Benefits Committee (the "Committee") Charter, dated as of October 27, 2009, the Committee is responsible for the determination and approval of the compensation, including salary, incentive compensation and equity based awards, for the Chief Executive Officer. In doing so, the Committee evaluates the Chief Executive Officer's performance in light of goals and objectives reviewed by the Committee and such other factors as the Committee deems appropriate in the best interests of the Corporation. Compensation decisions made by the Committee for the Chief Executive Officer are subject to further approval by the Board of Directors. In addition, under Rule 303A.05 of the NYSE Manual, the Committee must

"review and approve corporate goals and objectives relevant to [Chief Executive Officer] compensation, evaluate the [Chief Executive Officer's] performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the [Chief Executive Officer's] compensation level based on this evaluation."

Under this compensation structure, the Committee expects the Chief Executive Officer to fulfill all of his important job responsibilities, including assistance with the succession planning process. If the Chief Executive Officer is not a meaningful participant in the succession planning process and fails to fulfill one of his important job responsibilities, the Committee, in determining and approving the Chief Executive Officer's compensation, would take such a failure into consideration. Accordingly, as required by the Connecticut Proposal, "achievement of goals related to succession planning"[1] is already incorporated into the determination of the Chief Executive Officer's variable compensation.

REASONS FOR EXCLUSION OF PROPOSALS

1. Both Proposals—The Corporation believes that the Laborers Proposal and the Connecticut Proposal may each be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10) because each Proposal has been substantially implemented.

2. The Connecticut Proposal—In the event that the Laborers Proposal is not found to be excludable by the Division, for the reasons set forth herein, the Corporation believes that the Connecticut Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(11) because the Connecticut Proposal substantially duplicates a prior proposal (i.e., the Laborers Proposal) that will be included in the Corporation's proxy materials for the 2010 Annual Meeting. In addition, the Corporation believes it may omit the Connecticut Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

---

[1] As discussed below in the discussion of Rule 14a-8(i)(3), the Corporation is not clear what is meant by the phrase "achievement of goals related to succession planning." However, the overall goal appears to be the adoption of a succession planning policy and the implementation of such a policy as a compensation performance measure.



DISCUSSION

1. The Laborers Proposal and the Connecticut Proposal may both be excluded under Rule 14a-8(i)(10) because they have been substantially implemented.

The Corporation believes that the Proposals may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Securities Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). The Commission has made explicitly clear that a proposal ***need not be "fully effected"*** by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See 1998 Release* (confirming the Commission's position in *Securities Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*")). In the *1983 Release*, the
Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See Securities Exchange Act Release No. 34-12598* (July 7, 1976) ("*1976 Release*") (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

The Division has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *MacNeal-Schwendler Corporation* (April 2, 1999). In applying the "substantially implemented" standard, the Division does not require a company to implement every aspect of the proposal, rather, substantial implementation requires only that the company's actions "satisfactorily address the underlying concerns of the proposal." *Masco Corp.* (March 29, 1999). Furthermore, the Division has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *See The Limited* (March 15, 1996); and *American Brands, Inc.* (February 3, 1993). "[A] determination that [a] [c]ompany has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See Texaco Inc.* (March 28, 1991). In addition, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). *See The Gap Inc.* (March 16, 2001).



As discussed below, application of Commission and Division standards to the Proposals supports the Corporation's conclusion that both Proposals have been substantially implemented, and accordingly, should be excluded from the Corporation's proxy materials for the 2010 Annual Meeting.

A. The Laborers Proposal has been substantially implemented.

The Corporation believes that it has not only substantially implemented the Laborers Proposal but that the Laborers Proposal has been fully effected in all respects. A line by line comparison clearly illustrates that conclusion. The following chart shows the alignment that the Corporation's succession planning policy has with the Laborers Proposal.

Laborers Proposal	Corporation's Succession Planning Policy
Adopt and disclose a written and detailed succession planning policy	The Corporation has a written and detailed succession plan and will provide disclosure about the plan and planning process in the Corporation's proxy materials for its annual meeting of stockholders, beginning with the 2010 Annual Meeting
Board of Directors will review the plan annually	The Corporate Governance Guidelines specify that the Board of Directors review the plan at least annually
The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates	The Board of Directors reviews the criteria developed for the Chief Executive Officer position which reflects, among other things, the Corporation's business strategy and which uses a formal assessment process to evaluate potential internal and external candidates
The Board will identify and develop internal candidates	Board of Directors reviews internal candidates identified and developed in partnership with the Chief Executive Officer and executive management and considers potential external candidates

The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually	Board of Directors reviews a non-emergency Chief Executive Officer succession plan which will be developed as reasonably as practicable in advance of an expected transition and an emergency plan that addresses succession in the event of extraordinary circumstances (as noted above, the plan will be reviewed at least annually)
The Board will annually produce a report on its succession planning to shareholders	The Corporation will report annually to stockholders regarding the components of the succession plan and planning process through disclosure in the Corporation's proxy materials for its annual meeting of stockholders, beginning with the 2010 Annual Meeting

The Corporation's succession planning policy compares very favorably with the Laborers Proposal. As noted in the *1976 Release*, the Laborers Proposal should be excluded to "avoid the possibility of [stock]holders having to consider matters which have already been favorably acted upon by management." If the Laborers Proposal were included in the Corporation's proxy materials for the 2010 Annual Meeting and approved by a majority of stockholders, the Corporation believes that there would be no further action to take in order to implement the Laborers Proposal. As with the Division precedent discussed above, the Corporation's "particular policies, practices and procedures compare favorably with the guidelines" of the Laborers Proposal.

In the supporting statement, the Laborers state, "[o]ur proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure." The Corporation has already fulfilled the Laborers' goal. As with the Division precedent discussed above, it seems clear that the essential objective of the Laborers Proposal has been satisfied.

The requirements of the Laborers Proposal have been fully effected (not just substantially implemented). The Corporation does not believe that any meaningful gap exists between the Laborers Proposal and the current succession planning policies of the Corporation. The Corporation has sought to develop policies, practices and procedures that contain "several specific best practices in order to ensure a smooth transition in the event of the [Chief

Executive Officer's] departure" and the Corporation believes that its current policy satisfactorily addresses the concerns of the Proponent and satisfies the requirements of the Laborers Proposal. Because the Laborers Proposal has been substantially implemented, it may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10).

B. The Connecticut Proposal has been substantially implemented.

Although the Connecticut Proposal is not entirely clear due to its vagueness (as discussed below), looking to the overall objective of the Connecticut Proposal, the Corporation believes it has been substantially implemented. The Connecticut Proposal urges the adoption of "a policy that the achievement of goals related to succession planning will be incorporated into the formula for determining one or more elements of the chief executive officer's variable compensation." The supporting statement of the Connecticut Proposal states that the Corporation should seek a succession planning policy that is "handled in a more structured and disciplined manner." As noted above, the Corporation has a succession planning policy in place that is operated in a structured and disciplined manner. As part of the ongoing succession planning policy and as disclosed in the Corporation's proxy materials, the Chief Executive Officer is expected to work with the Board of Directors, its committees and the independent Chairman of the Board to assist with the succession planning process. If the Chief Executive Officer is not a meaningful participant in the succession planning process and fails to fulfill this important job responsibility, the Committee, in determining and approving the Chief Executive Officer's compensation, would take such a failure into consideration. Accordingly, the objective of the Connecticut Proposal has been met because effective participation in the succession planning process by the Chief Executive Officer is already incorporated into the determination of the Chief Executive Officer's variable compensation. If the Connecticut Proposal were included in the Corporation's proxy materials for the 2010 Annual Meeting and approved by a majority of stockholders, the Corporation believes that there would be no further action to take in order to implement the Connecticut Proposal. The Chief Executive Officer's role in succession planning, along with the Committee's determination and approval of the Chief Executive Officer's compensation based on the fulfillment by the Chief Executive Officer's important job responsibilities, illustrate particular policies, practices and procedures that compare favorably with the guidelines of the Connecticut Proposal. Accordingly, the Connecticut Proposal is substantially implemented, and may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(10).

2. The Connecticut Proposal may be excluded from the Corporation's proxy materials under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting.

In the event that the Division does not concur with the Corporation's view that the Laborers Proposal may be excluded for the reasons set forth above, the Corporation believes that the Connecticut Proposal may also be excluded for the reason set forth below.

Rule 14a-8(i)(11) permits the exclusion from the Corporation's proxy materials of a stockholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *1976 Release.* The Division has consistently concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See, e.g., Pacific Gas & Electric Co.* (February 1, 1993).

As discussed below, the principal thrust of the Laborers Proposal is identical to the Connecticut Proposal—adoption of an ongoing succession policy with respect to the Chief Executive Officer. The Connecticut Proposal's supporting statement is focused more on the importance of ongoing effective succession planning and less on executive compensation levels. Further, once a succession plan is in place, "succession planning [as] a performance measure for the [Chief Executive Officer]" does not further any meaningful goal because the performance measure will always be satisfied. The Connecticut Proposal merely uses executive compensation as leverage to promote its true objective—adoption of an ongoing Chief Executive Officer succession plan. Thus, since the Laborers Proposal and the Connecticut Proposal share the same principle goal, they are substantially duplicative proposals under Rule 14a-8(i)(11).

In *Bank of America Corporation* (February 24, 2009) ("*Bank of America*"), two proposals that were drafted with significant differences in scope clearly addressed the same issue—adoption of a 75% hold-to-retirement policy. Although the first proposal included multiple additional components seeking specified executive compensation reforms that were not contained in the

second proposal, the relevant portions of the two proposals differed only slightly in implementation methodology. The first proposal called for, among other things, the adoption of a "strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards." The second proposal urged the adoption of a "policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise)." The second proposal further recommended that the compensation committee of the corporation's board "not adopt a percentage lower than 75% of net after-tax shares." Although there were variances on the specific terms of implementation, such as the references to a two-year period and "net after-tax shares" in the second proposal, it was clear that the two proposals shared the same "principal thrust" or "principal focus," and were, thus, substantially duplicative, notwithstanding their different terminology and scope. The Division found that the second proposal could be excluded in *Bank of America* because it was substantially duplicative of the first proposal. Similarly, the Laborers Proposal shares the same principal thrust and focus as the Connecticut Proposal—adoption of an ongoing Chief Executive Officer succession plan. The Proposals vary only in the means used to achieve the goal. The Laborers Proposal sets forth detailed requirements for the succession plan while the Connecticut Proposal seeks to use an executive compensation measure as leverage to seek the succession planning policy it desires.

In *Honeywell International, Inc.* (February 15, 2008) ("*Honeywell International*"), the first proposal requested the adoption of a five part "executive compensation plan" that included: (1) the establishment of compensation targets for annual and long-term incentive pay components at or below the peer group median, (2) a majority of target long-term compensation being paid through performance vested, not simply time vested, equity awards, (3) strategic rationale and relative weighting of financial and non-financial performance metrics, (4) established performance targets for each financial metric relative to the performance of peer companies and (5) limits on the payments under the annual and performance-vested long-term incentive components to when the company's performance metrics exceeds peer group median performance. The second proposal requested that "75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based." The Division found that the second proposal could be excluded in *Honeywell International* because it was substantially duplicative of the first proposal. *See also*, *Wyeth* (January 21, 2005).

The Division has a long history of concluding that even substantive differences in implementation methodology do not alter the core issues and principals that are the standard for determining substantial duplication. In *Centerior Energy Corporation* (February 27, 1995) ("*Centerior*"), four compensation-related proposals were submitted that would: (1) place ceilings on executives' compensation, tie compensation to the company's future performance and cease bonus and stock option awards, (2) freeze executive compensation, (3) reduce management size, reduce executive compensation and eliminate bonuses and (4) freeze annual salaries and eliminate bonuses. *Centerior* argued that "all of the . . . proposals have as their principal thrust the limitation of compensation and, directly or indirectly, linking such limits to certain performance standards." The Division concurred that the four *Centerior* proposals were substantially duplicative. In *BellSouth Corporation* (January 14, 1999) ("*BellSouth*"), the first proposal requested that all incentive awards be "tied proportionately to the revenue growth at the end of the year." The second *BellSouth* proposal requested that all incentive awards be "tied proportionately to the price of the stock at the end of the year." The Division concurred that the *BellSouth* proposals were substantially duplicative. *See also*, *Pacific Gas & Electric Company* (February 1, 1993). While the Laborers Proposal and the Connecticut Proposal differ in terms and implementation methodology, as with the proposals discussed above, they clearly address the same core issue—adoption of an ongoing Chief Executive Officer succession planning policy.

If the Corporation is required to include the Laborers Proposal in its proxy materials for the 2010 Annual Meeting, the Connecticut Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the Laborers Proposal that was previously submitted to the Corporation.

3. The Corporation may omit the Connecticut Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"); *Wendy's International. Inc.* (February 24, 2006); *The Ryland Group, Inc.* (January 19, 2005); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy

rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Division has stated that a proposal should be drafted with precision. *See SLB 14* and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals: What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing *SLB 14*. The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [*SLB 14*]." (emphasis added) Question B.6 of *SLB 14* states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a seasoned stockholder proponent, Connecticut should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal.

The Connecticut Proposal urges the Committee "to adopt a policy that the ***achievement of goals related to succession planning*** will be incorporated into the formula for determining ***one or more elements*** of the chief executive officer's variable compensation." (emphasis added) The Connecticut Proposal does not define what the "goals" are or should be or what might be considered "achievement" of such goals. The Corporation and stockholders are left to guess what "goals" should be pursued and what level of success would be deemed "achievement." Additionally, the Connecticut Proposal provides little meaningful guidance regarding what elements of variable compensation should be addressed. The Committee considers several types of variable compensation each year and will not know which particular element(s) stockholder would prefer to link to the succession planning "goals." In fact the supporting statement pushes the details of the Connecticut Proposal back to the Corporation, stating that "the Committee has the discretion to determine which element(s) of variable compensation should use succession planning as a performance measure." The lack of clarity with respect to the key parts of the Connecticut Proposal— the "goals," "achievement" of such goals, and "one or more elements of the chief executive officer's variable compensation" make the Connecticut Proposal too vague for implementation and too vague for stockholders to consider meaningfully. When attempting to influence these matters, Connecticut must provide clarity so that the Corporation can interpret what steps are required

to implement the Connecticut Proposal both in terms of the succession planning and its proposed impact on executive compensation. Similarly, stockholders must be provided clarity so that they can make an informed decision that permits them to understand exactly what impact their vote will have on succession planning and executive compensation. Both the Corporation and stockholders may have significantly differing views on what actions are required under the Connecticut Proposal. Any action ultimately taken by the Corporation upon implementation of the Connecticut Proposal could be significantly different from the actions envisioned by stockholders voting on the Connecticut Proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Accordingly, the Connecticut Proposal may be excluded under Rule 14a-8(i)(3) because it is so inherently vague and indefinite that neither stockholders voting on the Connecticut Proposal nor the Corporation in implementing the Connecticut Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures are required.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposals may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Andrew A. Gerber



cc: Teresa M. Brenner
Laborers National Pension Fund
Connecticut Retirement Plans & Trust Funds

Exhibit A

See Attached.

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4453 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

Sent Via Fax (704) 386-6699

November 2, 2009

Ms. Alice Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
100 North Tryon Street
Bank of America Corporate Center
Charlotte, NC 28255

Dear Ms. Herald,

On behalf of the Laborers National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bank of America Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 58,500 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell at the following address: Laborers' International Union of North America, 905 16th Street, NW, Washington, DC 20006.

Sincerely yours,



Lu Beth Greene
Fund Administrator

Cc. Jennifer O'Dell
Enclosure



Resolved: That the shareholders of Bank of America Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006*). The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.

<u>Exhibit B</u>

See Attached.



DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

November 16, 2009

Bank of America Corporation
Attn: Corporate Secretary
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

To Whom It May Concern:

The purpose of this letter is to submit the attached shareholder resolution on behalf of the Connecticut Retirement Plans & Trust Funds ("CRPTF") for consideration and action by shareholders at the next annual meeting of Bank of America Corporation.

As the Deputy State Treasurer, I hereby certify that CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of November 13, 2009, the CRPTF held 3,588,461 shares of Bank of America valued at approximately $57,343,607. The CRPTF will continue to own Bank of America shares through the annual meeting date.

Please do not hesitate to contact Meredith Miller, Assistant Treasurer for Policy, at (860) 702-3294, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy Treasurer
State of Connecticut



RESOLVED that stockholders of Bank of America Corporation ("Bank of America" or the "Company") urge the Compensation & Benefits Committee (the "Committee") of the board of directors to adopt a policy that the achievement of goals related to succession planning will be incorporated into the formula for determining one or more elements of the chief executive officer's variable compensation.

SUPPORTING STATEMENT

Ineffective succession planning is costly to companies. Academic studies have shown that poorly managed CEO transitions are associated with lower returns to shareholders. (See Tonello et al., "The Role of the Board in Turbulent Times: CEO Succession Planning," at 3 (Aug. 2009)) Poor succession planning also has indirect costs. One study estimated that lost productivity and social costs of botched CEO transitions at U.S. companies total $14 billion per year. (Stoddard & Wyckoff, "The Costs of CEO Failure," Chief Executive, Nov./Dec. 2008, at 68) A mismanaged CEO transition can "create a snowball effect of instability within the company, taking out key executives, employees and shareholder value in its path." (Buyniski et al., "Compensation Design for Succession Planning," at 2 (Radford Surveys + Consulting undated))

In our view, Bank of America stockholders would benefit if CEO succession planning were handled in a more structured and disciplined manner. Former CEO Kenneth Lewis's announcement on September 30, 2009 that he planned to retire at the end of 2009 reportedly surprised the board, despite the many challenges facing Lewis and his loss of the board chairmanship earlier in the year. No clear internal successor had been identified, according to a Wall Street Journal report. (Mollenkamp & Fitzpatrick, "With Feds, Bof A's Lewis Met His Match," The Wall Street Journal, Nov. 14, 2009)

Incorporating performance measures related to succession planning would help ensure that the CEO focuses sufficient energy on developing talent and planning for leadership transitions. The NACD Blue Ribbon Commission Report on Executive Compensation and the Role of the Compensation Committee (2003) recommended that succession planning be a performance measure for the CEO, and The Conference Board's recent report on succession planning included in its succession planning roadmap the integration of succession planning into top executive compensation policy. (See Tonello, supra at 16)

This proposal does not attempt to micromanage the process of formulating succession planning performance measures; instead, recognizing that different arrangements will be appropriate under different circumstances, it gives the Committee flexibility. For example, a CEO approaching a planned retirement might be rewarded upon completion of a successful transition, while a younger CEO might be measured against periodic succession planning milestones. Similarly, the Committee has discretion to determine which element(s) of variable compensation should use succession planning as a performance measure.

We urge stockholders to vote FOR this proposal.